UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-29739

(Check One): Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D
Form N-SAR Form N-CSR

For Period Ended: March 31, 2005

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:   __________________________________________

Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:    ________________________________

PART I
REGISTRANT INFORMATION

Register.com, Inc.
Full name of registrant

____________________________________________
Former name if applicable

575 Eighth Avenue, 8th Floor
Address of principal executive office (street and number)

New York, New York 10018
City, state and zip code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Register.com, Inc. (the "Registrant") is in the process of completing its financial statements for the quarter ended March 31, 2005. As previously disclosed in the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 Form 10-K"), the Registrant's remediation of certain material weaknesses in its internal control over financial reporting, which include temporary manual controls and procedures, requires extensive and time consuming manual processing. As a result of this additional work, which could not be eliminated without unreasonable effort or expense, the Registrant's Form 10-Q for the quarter ended March 31, 2005 could not be filed by the prescribed due date.

Similar manual processing was required in connection with the preparation of the Registrant's financial statements included in the 2004 Form 10-K. Further, the Registrant devoted substantial resources towards the completion and filing of the 2004 Form 10-K (through its filing on May 4, 2005) which delayed the Registrant's commencement of work on the financial statements for the quarter ended March 31, 2005.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Jonathan Stern	(212) 798-9100
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

   Yes     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

   Yes     No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's results of operations for the quarter ended March 31, 2005 ("Q1 2005") may or may not change significantly from the results for the quarter ended March 31, 2004 ("Q1 2004"). Prior to the Registrant's completion of the additional work for its Q1 2005 financial statements, as described in Part III, it will be unable to estimate reasonably the anticipated change in results of operations from Q1 2004.

Register.com, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2005	By:	/s/ Jonathan Stern
Jonathan Stern Chief Financial Officer